

September 28, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Kris Finstad
CEO and President
Content Checked Holdings, Inc.
8730 Sunset Blvd., Suite 240
West Hollywood, California 90069

> **Re: Content Checked Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 21, 2015**
> **File No. 333-205730**

Dear Mr. Finstad:

We have reviewed your amended registration statement and your letter of correspondence dated September 18, 2015 and have the following comment.

<u>Security Ownership of Certain Beneficial Owners and Management, page 37</u>

1.   We note your disclosure on page 41 regarding your agreement with Mr. Finstad pursuant to which he will convert the balance owed to him under the Note (as defined on page 41) into shares of common stock. Please revise your tabular disclosure on page 38 to reflect the shares that Mr. Finstad will own following such conversion. <u>See</u> Item 403(b) of Regulation S-K and Instruction 2 to Item 403.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-Mail</u>
        Jonathan R. Shechter, Esq.
        Foley Shechter LLP